Exhibit (a)(5)(G)

Q1 2014 Minerals Technologies Inc. Earnings Conference Call

April 25, 2014

10:00 AM New York time / 3:00 PM London time

Operator	Good day, ladies and gentlemen, and welcome to the first-quarter 2014 Minerals Technologies Inc. earnings conference call. (Operator Instructions)

As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s conference, Rick Honey, Vice President of Investor Relations. Please go ahead.

Rick Honey	Good morning. Welcome to our first-quarter 2014 earnings conference call. Today, Chairman and Chief Executive Officer, Joe Muscari, will provide some insights into our first-quarter 2014 performance and an update on the AMCOL acquisition. We will then turn the call over to our Chief Financial Officer, Doug Dietrich, who will give you a detailed report of our financial results for the quarter.

Before we begin, I need to remind you that on page 8 of our 2013 10-K, we list the various factors and conditions that may affect future results. Statements related to future performance by members of our management are subject to these cautionary remarks and conditions. Now, I’ll turn the call over to Joe Muscari. Joe?

Joe Muscari	Thanks, Rick. Good morning, everyone.

As you all know, MTI achieved a major milestone during the first quarter with the signing of a merger agreement for AMCOL International. We’re expecting to close the deal in early May, and in the meantime, we’ve been actively engaged with AMCOL management and planning for the integration of the two companies after the transaction closes. I’ll address aspects of the deal in more detail in a few minutes but first, let’s look at our first-quarter performance.

Our financial performance, despite some impediments from the severe winter weather in North America, continued to be strong, as we recorded $0.58 per share in earnings versus $0.55 in the first quarter a year ago. We’re continuing to see contributions from our strategies of geographic expansion and new product innovation.

The new satellite plants in India are beginning to ramp up, and we’re constructing four new satellite PCC plants in China, which will bring our total in that country to seven. Our FulFill high filler technology continued to gain traction, as we announced two new commercial agreements.

Refractories segment saw a good sales growth of 12% in Europe and the Middle East, which contributed to the segment’s 33% overall growth in operating income. Doug will go deeper into a deeper explanation of the effect of severe weather had on our operations in North America, but the bottom line impact was around $0.05 per share for the quarter.

As you can see, we remain on a strong earnings-per-share track, albeit without the effect of the weather and increased energy cost. Even with this effect, we delivered results above the first quarter of 2013.

Also, keep in mind that the first quarter is traditionally slower for our Performance Minerals operations, which primarily serves the construction and automotive industries. The impact of the closing of the International Paper Courtland facility and the UPM Docelles, France facility also affected us.

We also improved our safety performance and expense control, as our recordable injury rate improved more than 50% so far this year, when compared to last year’s average. And total overhead expenses tracked 3% below last year in the quarter, even as we continued to add resources in Asia to support our growth initiatives.

In January, we announced a contract for a new satellite PCC plant with UPM at its paper mill in Changshu, China. This is a large satellite that will produce 100,000 tons of PCC a year, and we expect it to become operational in the first quarter of 2015.

As I said earlier, this marks the fourth new satellite in China in the last 15 months, and we continue to aggressively pursue paper makers in the growing Chinese paper market, with good results. We’re engaged with 11 paper makers there now, and have identified a dozen more that could benefit from PCC’s value proposition.

In the last four years, we’ve built five new satellite plants in India, and they are meeting our revenue and profit expectations. We’ve been able to win these contracts with paper makers there, primarily because we can offer the paper companies access to higher filler technologies, like our FulFill portfolio of products.

In January, we announced a commercial agreement for our FulFill E325 high filler technology with a paper maker in Europe, and earlier this month we announced an agreement with a major paper maker in North America. We now have three agreements with paper makers in Europe, and four in North America. Overall, we have 16 commercial agreements since we announced the new technologies late in 2010.

The Performance Minerals group, which was hardest hit by the winter weather, still saw an 8% sales increase in its talc product line. And I should mention, we just announced the launching of a new line of talc products for the polyolefin market. In addition, as I mentioned earlier, Refractories in Europe and the Middle East saw — also had good sales growth of about 12%.

This chart, which we review at each call, outlines the advancement of our FulFill high filler technology. And as I said, in the first quarter we added the European and North American paper makers, and we increased the number of paper mills where we are actively engaged from 35 to 37. In addition to the two new agreements, we saw advances, as you can see, at four other mills.

I’d like to take a few minutes and just review the present status of the AMCOL transaction with you. The closing, I mentioned, is set for early May, and we have the financing in place to conclude the $1.7 billion transaction.

Right now, the SEC and the US antitrust reviews are complete. We have approvals from the German regulatory authorities. However, we’re still awaiting approval from Poland. As of last night, we had around 67% of the shares tended, so we’re all set to close.

For the last few weeks, we’ve been working closely with AMCOL management to merge the two companies, which we intend to implement as expeditiously as possible. Many of you know, we’ve been interested in the combination of MTI and AMCOL for a number of years.

This exciting transaction doubles our size, while creating a platform for future growth that will provide shareholders with superior returns. We’ll become a $2 billion US-based minerals company with global reach, demonstrated leadership in process technology and product innovation, along with dedicated and customer-focused employees.

This transaction combines the global leaders in precipitated calcium carbonate and bentonite. In addition to these two major products, both companies are also leaders in a number of other significant, diverse and growing product areas.

Combining MTI and AMCOL extends and deepens our ability to grow. Our geographic expansion and new product innovation strategies will be accelerated through the creation of a broader portfolio to penetrate new markets, like energy, environmental, and consumer products.

AMCOL brings a strong and deep history of commitment to product innovation. They also have had a very successful track record in developing markets. Product development and customer centricity is a part of their DNA, just as it’s a part of MTI’s DNA.

When combined, we believe that, through our joint research and development efforts, we can accelerate new product development and commercialization in a number of markets, as well as forge some new commercial pathways together. An additional $1 billion in revenue growth is being targeted through this combination.

This growth will also come from MTI’s strategies of geographic expansion and new product innovation in our Paper PCC business, new technologies like FulFill, the new, full-service Refractories business model, expansion of the metallurgical wire business, and the globalization of our Performance Minerals business. The growth opportunities for AMCOL include expansion of oil field water treatment technologies, promising new products for reducing mercury from coal-fired power plants, and improving crop yields as part of their agricultural products platform.

We’ve shown over the last seven years that our dedication to continuous improvement has resulted in a high performance operating company, and we’ll continue with this momentum in the new MTI. The transaction is immediately accretive, and the combined Company will generate strong cash flows that will allow us to quickly pay down the debt. We look forward to bringing the AMCOL employees into the MTI family and further growing the Company through accelerated geographic expansion, new product innovation, and operational excellence.

Let’s take a quick look at where we expect to see the synergies from the transaction. As I said, we’ll bring that same business model and performance approach in integrating AMCOL that transformed MTI. Underlying that transformation has been operational excellence, customer focus, product development, and strong financial management, resulting in increased operating margins, cash flows, and return on capital.

Over the next two years we see $50 million in synergies through the rapid deployment of MTI’s efficient shared-service platform throughout the new MTI. And, this will be a major driver of cost synergies. MTI has an extensive shared-service organization that manages all the Company’s transactions and services, including financial, accounting, procurement, benefits, and HR services.

Increased productivity improvements will also be realized over time, as we deploy operational excellence and MTI’s continuous improvement processes throughout the AMCOL organization. In the near term, you’ll see reduction in duplicate corporate and other overhead expenses and further expense control through the disciplined spending approach that we’ve demonstrated at MTI. We also expect to see additional savings by deploying our Oracle ERP system throughout AMCOL.

Further out, over the next five years we see potential synergies of up to $70 million, as we move further along the operational excellence journey and continue to drive further productivity improvements, along with new product sales. We also expect to see significant improvement in asset efficiencies, and over the next three years, we believe we can release up to $100 million in cash as we improve AMCOL’s net working capital position.

Another area where we’ll be focusing is asset turnover. We see improvement in asset utilization through a very disciplined approach to capital deployment, as well as overall equipment utilization improvement and effectiveness. This should deliver another $50 million over the next five years.

Since the merger agreement on March 10, we’ve been working extensively on integration planning with AMCOL management. And I want to take the opportunity to thank AMCOL’s senior managers and others involved for their cooperation and help in the process.

I’ve also had the opportunity to meet and engage with AMCOL employees at the company’s headquarters during a recent town hall meeting. And, we’re also developing a plan for meeting with key customers, suppliers and business partners. So, the process has started.

In the first few months we’ll be conducting an extensive strategic review of all AMCOL’s businesses and operations to ascertain strengths, weaknesses, and opportunities for improvement. Our integration team, led by Jon Hastings, along with the MTI and AMCOL management teams, are poised to begin the integration and transformation process immediately upon closing.

Right now, our foremost objective near-term is to maintain the stability and continuity of the businesses and the commitments to customers. We’ll keep you updated on our progress as we go forward. And now let’s turn it over to Doug for a look at our first-quarter financial results. Doug?

Doug Dietrich	Thanks, Joe. Good morning, everyone. Let me take you through our consolidated and business segment results for the quarter. I’ll touch on the key market and operational elements of our results in each major product line. I’ll also give you comparisons to both the first-quarter, sequentially to the fourth quarter of last year.

As Joe mentioned, our first-quarter earnings per share from continuing operations were $0.58, which was a 5% increase from the $0.55 recorded last year, and within the expected range of $0.56 to $0.58 that we communicated to you on the last call. Our reported earnings were $0.45 per share, which included a charge of $0.13 related to AMCOL — the AMCOL acquisition costs of $5.1 million.

As we expected on our last call, the severe North America weather conditions experienced earlier in the quarter negatively impacted our results. These weather-related issues directly affected sales by approximately $2 million, and increased our energy costs by $1.3 million.

This resulted in a combined reduction in operating income of around $2.3 million, or approximately $0.05 per share. Our reported sales of $244.4 million were 2% lower than the first quarter of last year. Our underlying sales were essentially flat, as foreign exchange and the weather issues in North America both had an unfavorable effect of approximately 1% each.

Refractories sales grew 1%, and on an underlying basis, the segment grew 4%. Specialty Minerals sales were lower by 4%, and 2% on an underlying basis, due to the paper grade realignments in North America and Europe associated with the closure of the Courtland and Docelles mills.

Despite these issues affecting sales, our operating income increased to $28.7 million, $28.2 million in the prior year represented 11.7% of sales. Including the weather-related issues, our operating income margin would have been 12.6% of sales. The increase in operating income was due to a better-than-expected performance in our Refractories segment, where operating income was up 33%, to $9.2 million, from the first quarter of last year.

The Specialty Minerals segment recorded first-quarter operating profit of $21.5 million, an 8% reduction from the prior year. In March, however, sales rebounded slightly. We achieved a 2% overall sales growth over last March, driven by a 6% growth in the Performance Minerals product lines and 7% growth in the Refractories segment.

We continue to effectively manage our expenses, and despite the lower sales, total fixed overhead costs dropped to 14.8% of sales, compared to 14.9% last year. Sequentially, consolidated sales decreased 5%, driven by a number of factors in both segments.

Specialty Minerals sales were sequentially lower at 4%, due to having four fewer days in the quarter, the weather conditions affecting customers, the typical seasonal decline in Performance Minerals, and Paper PCC sales that were 8% lower to the paper grade realignments in North America that reduced demand at several satellites.

Sales in the Refractories segment were sequentially lower by 5%, due to the fewer days in the quarter, lower equipment sales, and lower volumes at steel mills in the Midwest that experienced weather-related production interruptions. These unfavorable issues more than offset a 5% increase in sales in our Refractories European and Middle East markets.

This slide highlights the product line contribution to the operating margin improvement over last year. You can see the growth in the first quarter of 2014 was driven entirely by improvement in the Refractories segment. The Paper PCC margin decline was due to the paper capacity grade realignments in North America and Europe, lower volumes related to the weather in North America, and unfavorable foreign exchange.

Issues more than offset positive income contributions from our new satellites in India that started up early last year. The slight drop in Performance Minerals was due to higher energy costs, which more than offset price increases, productivity improvement of 6%, and increased sales and profit growth in our talc and Western US GCC businesses.

The Refractories margins improved to a 12% volume growth in our Europe and Middle East refractory products business, higher volumes and margin improvements in our metallurgical wire product line, a 7% productivity improvement, and also, favorable foreign exchange in Turkey.

Let’s go through the financial results within the Specialty Minerals segment. The segment achieved operating income of $21.5 million, and a 4% reduction in sales, and segment operating margin was 13.5%. As I mentioned earlier, underlying sales were lower by 2%, excluding the effect of weather and foreign exchange.

Within the segment, Paper PCC’s underlying sales declined 3%, driven by a 7% decrease in North America, which more than offset increases of 5% in Latin America and 3% in Asia. Paper PCC North America volumes were impacted by weather-related outages at our customers, and the paper grade realignments, primarily within the International Paper production system, due to the closure of the Courtland, Alabama mill at the beginning of the year.

The Courtland mill began building inventory last fourth quarter in preparation for the movement of its paper grades to other IP North American mills. When the Courtland grade shifted this quarter, our volumes were impacted as they worked through this inventory build. These issues which impacted PCC profits in North America more than offset a 38% improvement in profits from our satellites in India.

Processed Minerals underlying sales grew 3%, driven by sales growth of 8% in our talc product line, and 6% increase in our ground calcium carbonate California plant. Sequentially, segment sales declined 4%, which was as we expected and communicated on our last call; however, $21.5 million in operating income decreased 10% from the fourth quarter, which was more than the 5% we expected.

If you recall, back in January we indicated that our sequential first-quarter results would be impacted due to the four fewer days in the quarter, the paper grade realignments I just mentioned, and typical seasonal decline of processed minerals, and the effects from the severe weather we were experiencing in North America.

However, the impact of the weather was worse than we expected on the segment, and was responsible for approximately 70% to the operating income reduction versus the fourth quarter of 2013. These conditions affected sales in all product lines in January and February, and were largely responsible for the higher energy costs in Performance Minerals for the entire quarter. Including the direct weather impact, operating income would’ve been $23.2 million, and represented 14.4% of sales.

Looking forward to the second quarter, we expect our Paper PCC operating income to be up, as volume should recover at the satellites affected by the weather, as we move through the paper grade realignments in North America. As volume growth will be partially offset by the normal paper mill annual maintenance outages we see, which typically occur in the second quarter in all regions.

Performance Minerals, we expect operating income to also increase sequentially. The second quarter is typically the strongest seasonal period for this business. Overall, we expect the second-quarter operating income for the segment to increase approximately 20% from the first quarter and be 4% higher than the second quarter of last year.

I also want to note that we continue with the construction of four satellites in China, and we expect to commence operations at the Jianghe paper mill late in the second quarter, or possibly early in the third. This will be our fourth satellite operating in China. We’ll begin to see volume from this new satellite mill as it ramps up later this year.

In addition, we’re currently building or commencing the construction of three other satellites in China, which will come online late this year and early next. Total capacity being installed with these four new satellites is around 270,000 tons, and will increase our capacity installed in China by 70%.

As I mentioned on the last chart, Specialty Minerals operating margins decreased 50 basis points this quarter to 13.5%. Higher pricing in Paper PCC and price increases in our Performance Minerals business helped margins by a little over 1%.

Productivity and other cost control improvements in the segment contributed 6/10%. You can see the considerable impact the higher energy costs and lower volumes associated with the weather had on the segment, as it lowered margins by nearly one full point.

In addition, higher lime costs lowered margins by another 8/10%. These higher lime costs were fully recovered contractually with our customers through the price increases I just mentioned.

Lost contribution margin due to the paper grade realignments in North America and Europe lowered margins by another 3/10%. And finally, unfavorable foreign exchange in Brazil, Japan, and India lowered margins by around 2/10 of a point.

Okay, now let’s go through the results in the Refractories segment. Sales were 1% higher versus last year, and underlying sales grew 4%, excluding foreign exchange and the direct weather-related impact.

Underlying sales in refractory products and systems grew 4%, driven primarily by growth in our European and Middle East refractory products business, where sales increased 12% due to the organic growth of several customers in the UK, Turkey, Germany, India, and the Netherlands. These higher sales were partially offset by 5% lower sales in North America refractory products, lower equipment, and non-steel application sales.

Underlying sales in metallurgical wire increased 4%, due to a 22% increase in Europe, due primarily to share gain with customers in Italy and Russia, and a strong base volume growth. Operating income for the segment increased $2.3 million, or 33%, in the quarter to $9.2 million.

This increase was driven by the sales growth in the European refractory and metallurgical wire product lines, as well as to favorable product mix in North America metallurgical wire. In addition, margins improved, due to a 7% productivity gain over last year, and also to favorable foreign exchange in Turkey.

However, the strong performance in Europe was offset by several issues in North America. Cold weather increased our operating costs at our Bryan, Ohio facility. It was shut down for several days in January and February due to the extreme freezing conditions.

Truck logistics and shipping were also affected, due to restrictions placed on the state and county roads around the Bryan facility. Cold weather affected steel production rates at several mills in the Great Lakes and the southeast US regions. The combination of these issues lowered sales by about $1 million.

Despite these issues, segment operating margin was 10.9% for the quarter, which is a 260 basis-point improvement over the 8.3% in the first quarter of last year. Excluding the weather impact I just mentioned, operating income would have been $9.8 million, or 11.4% of sales. Sequentially, our Refractories segment sales were lower by 5%, primarily due to the four fewer days in the quarter and lower equipment sales, which was consistent with our expectations.

Operating income was $400,000 lower than the fourth quarter, which was better than our estimate of $1.5 million lower that we communicated on the last call. The higher-than-expected income was due to stronger sales in the Europe and Middle East. And sales were sequentially higher by 5%, along with favorable foreign exchange in Turkey.

Looking forward to the second quarter, we expect to continue our sales momentum in Europe and the Middle East, which have been running 12% higher than the prior year. However, we expect profits to continue to be lower in North America over last year, due to the recent production curtailments announced by US Steel and AK Steel, as a result of iron ore supply issues related to the prolonged ice conditions on the Great Lakes. We expect, however, this production to be made up over the balance of the year.

Despite these issues and concerns in North America, we expect operating income for the segment for the second quarter to be approximately 5% higher than the first quarter, and increase 10% compared to last year.

Here’s a summary of the 31% improvement in the Refractories segment operating margin. Higher margin Refractories sales in Europe improved operating margins by almost 1%. We also saw positive impact of foreign exchange in Turkey, which improved margins by 1.3%. Improved higher-margin metallurgical wire volumes in Europe, favorable product mix in North America contributed 3/10 of a percentage point.

7% productivity improvement in expense control added another 6/10%. And finally, you can see the impact the weather had on us in North America as it reduced margins by about 6/10 of a point.

Quickly, these charts illustrate our working capital and cash flow trends. Total days of working capital increased sequentially one day — 61 days from the fourth quarter. The increase was driven by higher receivables in Paper PCC, due to the timing of collections and also higher inventories in Refractories, due to the weather conditions that lowered refractory product consumption in the first two months of the quarter.

We continue to diligently manage our working capital, and expect to return to the 2013 levels throughout the year. Our cash from operations was $15 million in the quarter, and capital spending was $11 million.

Now let me summarize what we’re currently seeing for the second quarter. Paper PCC, we expect operating income to be up as we move past the weather-related issues and the paper grade realignments that affected volumes in the first quarter. Volume improvement will be slightly offset by lower volumes related to the normal paper mill annual maintenance outages that we typically see in the second quarter in all regions.

Performance Minerals, we also expect operating income to increase from the first quarter. As the second quarter is typically the strongest seasonal period for this business, we should also see lower energy costs. For the segment, we expect second-quarter operating income to increase approximately 20% from the first quarter, which would be about a 4% higher than the second quarter of last year.

For Refractories, we expect our operating income for the full segment to be around 5% higher than the first quarter of this year, and 10% higher compared to last year. We expect to continue the strong sales momentum in Europe and the Middle East. We expect this growth to be partially offset by lower profits in North America, due to the recent production curtailments announced by customers in the Great Lakes regions.

Also in the second quarter, we’ll be closing on the AMCOL acquisition and consolidating the post-closing AMCOL financial results within MTI. Our reported earnings will be quite different from what we reported here today, and include purchase accounting adjustments and other one-time transaction-related charges.

We’ll lay all of this out for you on our next call, which will give you more insights into the combined Company’s ongoing earnings, and will also show how accretive this transaction will be. Now let’s open it up for questions.

Operator	Daniel Moore, CJS Securities.

Daniel Moore	Good morning. Thank you once again, as always, for the deep, tremendous detail on transparency.

I’m wondering, in filling lean and cost improvement has been, obviously, highly successful at MTI. It’s also been a multi-year process. Can you talk a little bit about the challenges involved in implementing cultural change at MTI versus doing it over again at AMCOL?

Do you expect it to be maybe a little bit of an accelerated process? How are things similar, and how are they different there?

Joe Muscari	Yes, that’s a good question. I foresee the ability of MTI to accelerate the process, mainly because we’ve got significant, what I would call, points of contact and integration, that range from the lead teams we have in place.

We have an operations excellence lead team, we have an expense reduction lead team, we have a EHS lead team, a technology lead team. These become, as we look at our integration plan, points at which we will be connecting with the various AMCOL entities, and helping them become part of the MTI processes and deploying the processes there.

We also have, as I mentioned in my remarks, a very, very strong platform of shared service offerings. This will allow us to accelerate in areas that took us longer to accomplish when I came into MTI, because it’s built. So it will be a question of deploying Oracle ERP to the AMCOL facilities and functions.

But, it certainly will allow a faster full deployment and streamlining than occurred here at MTI. I think those are two. Because of that, we’re certainly going to be able to do it faster.

But, I think the other thing to keep in mind is the reference point for manufacturing, I’d say in AMCOL, is starting off at a higher level than perhaps where MTI was in 2006. Where it took us five years, six years, it may not take as long to fully deploy operational excellence, because AMCOL does have aspects of OE deployed in various parts of the company. It’s not — at this point, it’s not fully developed. It’s not fully integrated. It’s not holistic.

It’s maybe a long-winded way of saying, we should be able to do some aspects of what we did at MTI very quickly. Others will take a little longer because of the reason that you mentioned. It will be a cultural change.

But, I haven’t seen any major impediments as we’ve spent time with the AMCOL management team and with the employees. There’s a clear and very strong willingness to first develop a deep understanding of what we’ve done and how we’ve done it, and then to become a part of it.

Daniel Moore	Very helpful. Appreciate it. And Doug, on the Refractories side, operating margins really reached a new, at least a recent new plateau over the last two quarters.

Let’s talk about mix of metallurgical wire. Are these margins sustainable going forward? And do we expect to perhaps be able to build off of those over the next 12 to 24 months?

Doug Dietrich	Yes. We do. The margin improvement was significant in Refractories. And largely due to, as I mentioned, metallurgical wire, but also the refractory products in Europe. We saw significant volume growth in refractory products in Europe.

The margins in metallurgical wire — we sell two types of wire. We sell calcium — cored calcium wire. We also sell alloyed wire. Margins are significantly different between those two, calcium wire being higher. And we did see a mix of those, both in Europe and North America.

I also mentioned that some of that growth in Europe was share gain in Italy and Russia. We do see that that’s going to be sustainable. Other than the foreign exchange that I mentioned in Turkey, that underlying sales and margin growth should be sustainable, again, with the exception of the foreign exchange, depending on where that goes.

Daniel Moore	And lastly, how much revenue did the Bahrain contract contribute in the quarter?

Doug Dietrich	It was about around $3 million in the quarter.

Daniel Moore	Very good. I’ll jump back in queue. Thank you.

Operator	Rosemarie Morbelli, Gabelli & Company.

Rosemarie Morbelli	Thank you. Could you talk — talking about Russia, Doug. Could you give us a feel as to whether or not you have been impacted by the current turmoil in Ukraine and what is happening there?

Joe Muscari	Yes, Rosemary, we do get some of our supply for calcium metal from Russia. We have — Han Schut and his team have been developing a plan, have a plan in place, should supply be curtailed that we could move to.

Something to keep in mind, perhaps as a reminder, we are backward-integrated for a good part of our requirements at our new Canaan, Connecticut facility. We’ve recently been working towards restarting a furnace there. When we have additional furnaces, we can add capacity.

I think we’re well covered for that eventuality, if it were to occur. I’d say that’s the major exposure we have.

Doug Dietrich	Yes, the major exposure. We fill about $6 million in refractory into Russia, not into Ukraine. So really, it would be a disruption of some sort of trade issues between the US and Russia. So it’s a small portion of Refractories sales

Rosemarie Morbelli	Okay. That is helpful. Thank you. I was wondering if you could give us a better feel for what AMCOL is doing regarding mercury removal?

My understanding is that at the moment, the cheapest way of doing it is implementing activated carbon with bromine. So what is AMCOL doing?

Joe Muscari	At the moment, it’s beyond my technical capabilities to fully explain to you, but there are also some proprietary aspects of it. At least I have gotten a basic understanding, but it’s working.

It’s also, we’re — AMCOL has an ownership position in a company called Novinda, and a supply arrangement. And it’s Novinda who has come up with this approach for removal, which appears to be a very cost-effective approach. And, you probably saw last week the US Appeals Court just upheld the EPA rule on power plant emissions. And one of those regulatory limits that was put in place is around mercury.

So this is definitely going to help us going forward. Can’t give you specifics at the moment in terms of how it actually works, other than to say it’s something that has been in development for some time. And the AMCOL positioning around taking advantage of these new regulatory requirements is quite good.

Rosemarie Morbelli	Do you know, Joe, whether it involves bentonite, or is it something totally different?

Joe Muscari	Yes, it does involve bentonite. That’s where I mentioned a supply agreement. It is a supply agreement of bentonite to the entity Novinda that I mentioned.

Rosemarie Morbelli	Okay, thank you. And before I get back on queue, could you give us a feel for the CapEx that will come with AMCOL? You spent about $52 million in 2012, going down to $44 million in 2013. Can you give us a feel for what you expect going forward?

Doug Dietrich	For AMCOL only? Is that the question, Rosemary?

Rosemarie Morbelli	Yes.

Doug Dietrich	Well, right now a bit early to tell. I think we’re probably around $50 million to $55 million remaining this year would be my estimate at this point.

Rosemarie Morbelli	Okay. So, it is $50 million to $55 million for them, plus the same amount for you.

Doug Dietrich	We’re still projecting about $65 million to $75 million for MTI, again, driven primarily by the growth of our satellites. We’re building those four satellites in China. So that’s why CapEx is higher this year. In addition to that, I would think from now through the rest of the year, about $50 million, $55 million for AMCOL.

Rosemarie Morbelli	Okay, so now it’s not the full year. And for full year it will be higher than that.

Doug Dietrich	Full year for higher, but I’m speaking to what I’m estimating going forward for the combined entity.

Rosemarie Morbelli	Okay. All right. Thank you. I’ll get back.

Operator	Ivan Marcuse, KeyBanc Capital Markets.

Ivan Marcuse	Hi, great. Thanks for taking my questions. Real quick on the follow-up on that CapEx that you just mentioned, just to make sure I was clear. $55 million to $58 million is your expected total, so the combination between AMCOL and MTX for the May through the end of December?

Doug Dietrich	No, Ivan. I was saying for the full year for MTI, we had estimated about $65 million to $75 million, and we’re still on track for that level of spending for us. CapEx in the first quarter was $11 million of that amount.

For AMCOL, again, early to tell. We haven’t really closed or anything, but I’m estimating probably about $50 million to $55 million, in addition to what I just gave you for MTI, so combine the two numbers.

Ivan Marcuse	On an annualized basis?

Doug Dietrich	Yes. It’s going to be a little higher for them on an annualized. I’m giving you the run rate. You’re probably about $70 million for each company, that would be the 2014. I’m saying that post close, the additional CapEx from the AMCOL business would be about $50 million to $55 million.

Ivan Marcuse	Okay, great. Thanks. On your — on the FulFill contract that you mentioned, that you announced that you got in April. Was that with an existing customer, or will that be transitioning to FulFill, or is that a brand new customer? Is that — size-wise, can you gauge it?

DJ Monagle	Ivan, it’s DJ. It is expanding with a customer that is already comfortable with FulFill. At this time, I’d rather not gauge what the specific contract would be worth, but I would tell you that we would expect that since the customer is familiar with the technology, that the ramp-up would be quicker than we have been experiencing with customers. I would have to go through every grade qualification. We would expect this to ramp up to speed more quickly.

Ivan Marcuse	Okay. Great. And then on the Specialty side, you mentioned that you benefited from price increase of about 1%. Was there any mix effect into there? And are you seeing a positive mix effect, and how would you gauge a contribution of FulFill this point? To the bottom line on an annualized basis?

Doug Dietrich	Yes, Ivan. Those price increases that I referred to are two-fold. One, the majority of those price increases are price increases in our Paper PCC business. And we split that out to show you the impact of pricing and cost increases. You’ll see below that the lime cost increases.

What we do is we absorb lime cost increases in the paper business, and then we pass them through, usually in the first quarter in North America. The partial of those — that 1.1% margin improvement is that price increase.

But we also had some price increases in the Performance Minerals business. Between the two product lines in that segment, there is a bit of a mix, but the majority of it is really Paper PCC prices.

Ivan Marcuse	Got it. Would you expect the price increase on the Specialty to increase, meaning that you just announced with the new course, it didn’t get the full impact of it? Or would you — or is this 1% the run rate to think about for the rest of the year?

Doug Dietrich	I think it’s the run rate you’d think about, but you also — part of it you have to net against the lime cost increases, which I also show on that chart. So you’ve got about 9/10 of a percent lime cost. We’re up 2/10 in margin due to pricing, PCC price and the Specialty PCC, GCC, and talc price increases. We expect that to be sustainable for the year.

Ivan Marcuse	Okay. In regards to AMCOL acquisition, and I know your focus is going to be debt reduction in the near term and improving the cash flow contribution from AMCOL. Will this impact your growth or CapEx spend for your PCC expansions going over the next — in the short term? Or do you expect to keep the rate that you’ve been spending at?

Joe Muscari	No, we expect to — we’ve positioned ourselves to maintain or increase the rate, if we need to. As I mentioned in my remarks, we do have quite a few live opportunities right now. And I think we’re well positioned, and we plan to, as we get those contracts, to spend the capital that’s going to be needed.

Ivan Marcuse	Okay. Great. I’ll get back in the queue. Thank you very much.

Operator	Steve Schwartz, First Analysis.

Steve Schwartz	Hi. Good morning.

Joe Muscari	Morning, Steve.

Steve Schwartz	Just to clarify, in the press release you talked about the weather impacted $2 million revenue, $2.3 million profit. And then, Doug, you gave some numbers for Refractories. In the press release, that’s for the total business, right?

Doug Dietrich	Yes. That’s for the total business. $2 million sales impact. That was really probably split evenly between Paper PCC and the Refractories segment.

It was really $2 million on sales, but I also included the higher energy costs. That was about $1.3 million. That was all in our Performance Minerals business.

Steve Schwartz	From an operating income standpoint, you guys came generally in line with what most analysts were expecting. And that was with the weather impact. So that implies that ex the weather impact, your business is operating higher than we would have expected. Does that run rate continue, do you think, in the second and third and fourth quarter?

Doug Dietrich	No. It’s right. We think the business is operating at a higher level than the $0.58, because we wanted to call out the $0.05 impact that the weather had.

We are running improved over last year and sequentially, and we see — and in my comments, mentioning, we see that continuing in Refractories. We think we’re going to grow 5% sequentially there, largely due to what we spoke about earlier with metallurgical wire growth and the growth that we’re seeing in Europe. We do expect North America Steel to come back a little and gain the production lost in the second quarter.

But we’re also going to start to see the momentum and growth through Performance Minerals. As we’ve seen, the talc business was up 8%. We’ve also seen growth in our Western GCC business of 6%. And then you have some paper coming online in Asia. Now, I caution that that will come online late in the second quarter, but that will contribute later in the year to our Asia growth.

So, yes. We do see sustainability. I also mentioned that our operating income for the Specialty Minerals segment will be up 20% from the first quarter. So to show you, gaining back that weather impact and then beyond.

Steve Schwartz	How much of the weather impact recovery is built into the second quarter? You expect all of it to come back eventually, right?

Doug Dietrich	Yes.

Steve Schwartz	You have it all coming back in the second quarter?

Doug Dietrich	We see most all of it coming back in the second quarter, with the exception of North America Refractories. We’re still seeing some of the impact in the Great Lakes region.

We had — right now, we’re seeing US Steel, the US Steel plants there were operating at 80% utilization. They’ve dropped to 30%, 35%. I don’t see them making up that production this quarter, but as I mentioned, we see that business being made up over the balance of the year, depending on whether imports come in and take some of it.

Steve Schwartz	Okay. That’s great. Thank you for the color.

Joe Muscari	Steve, I would add to what Doug is saying, just to emphasize the point. We touched on this in the last call. And that’s the importance of MTI to — while we’re doing the acquisition, and it’s pre-acquisition, but to maintain focus. And, as you can see, we have been.

And I’d reinforce that both performance and momentum, and we had very good momentum coming out of last year. We’ve been able to keep that momentum going, in spite of what the weather did in North America.

Steve Schwartz	No doubt, the results showed that. It was impressive.

Joe Muscari	Thank you.

Operator	Sachin Shah, Albert Fried.

Sachin Shah	Hi. Good morning. Happy Friday.

Just curious, on the ACO deal, the only remaining approval is the Polish approval. I think the waiting period is set to approximately expire in early June. Any comment on that? The TO expiring in May?

Joe Muscari	The tender is targeted May 2. We can extend that. We have been in contact with the Polish authorities through a number of channels. They are working on it. They have not been able to give us a definite date.

We don’t see any issues. It’s very clean. There’s no overlap in the product. It’s merely a question of in the authorities there of going through the proper steps and going through the channels.

I think they’ve got to go through three or four more different bureaus within the authority there. It’s just a matter of working its way through. And we’ve been — there have been questions. We’ve been responding.

Everything is tracking. It’s just going to take a little while, and we’re hoping by early April, it could be done. Excuse me — May. I’m sorry, May.

Sachin Shah	Early May?

Joe Muscari	Early May.

Sachin Shah	In that context that, you may have to extend the TO maybe one more time —

Joe Muscari	Possibly.

Sachin Shah	When you say possibly, can you get it maybe before?

Joe Muscari	It is possible that it could come in next week. It’s possible.

Sachin Shah	Okay. Great. Thanks, you guys.

Joe Muscari	We’re ready if it comes. If it doesn’t, we’ll extend. It’ll be right behind it. That’s why we said early May.

Sachin Shah	Thank you, guys. Have a great weekend.

Operator	Rosemarie Morbelli, Gabelli and Company.

Rosemarie Morbelli	Thank you. You had the very strong volume on both PCC and talc, and that is in spite of the cold weather in the US and the fact that those product lines go, quite a bit, go through construction.

Do you think that there was some kind of inventory buildup in those two product lines, and that for them the second quarter will be a little weaker? Or do you anticipate that growth rate of 6% to 8% of volume to continue?

Joe Muscari	No. We didn’t — our sense is there’s good, strong underlying pool, Rosemary. I would, if I could add, I’d been hoping I’d get a question around this. It’s no coincidence that the mine and plant location that is in the coldest part of the United States, and that suffered the most snow, actually had the least amount of interruptions for us. That may have something to do with the fact that they have to deal with the weather conditions every winter.

But they did a tremendous job of being able to get product out under the circumstances. But no, we have been seeing improvement in Class 8 build rates. And as you recall, the filter systems, catalytic converter systems are on Class 8s is a major area that we ship our product to. That has been pretty strong during this period.

Rosemarie Morbelli	Okay. That is helpful. And if I may ask one more question? Refractory was very strong. It does include the contributions from the steel mill contract you have in, I think, Saudi Arabia. Is that amount going away? Was it a big contributor to the quarter?

Doug Dietrich	It was. It did contribute. It’s still going. Sales, as I just mentioned, were about $3 million. So it was a good contributor to the profits this quarter, Rosemary.

Rosemarie Morbelli	And when is the contract expiring? Don’t you have a specific dollar amount that you are going to get with the length of the contract, and then it drops after you stop building apps or bringing products in line with whatever you are going to need?

Doug Dietrich	That contract — it was a three-year contract. We estimated over the life of the contract about $25 million, and it expires in October of 2015. So we’re a little bit more than halfway through that contract. We look to, hopefully, through the performance, renew the contract, but we’re also looking at other opportunities to deploy that model through the Middle East and also have some opportunities in India that we’ve been pursuing, as well.

Rosemarie Morbelli	Is anything of that to materialize on those projects?

Doug Dietrich	I think we have a couple of good opportunities. We actually have a similar — I’ll let Han comment on this, as well, but we have a contract that’s not for the entire mill in the UK that we’re looking at. It’s more for shapes, but it is that type of cost per ton contract on an area of the mill in the UK.

We have a couple of opportunities in India. We’ve partnered with a brick manufacturer, local brick manufacturer, a rather large one, in India. And together, we’re starting to pursue different opportunities similar to what we’re doing with the SULB in Bahrain. We do have some good opportunities. And yes, we think we’re going to continue to pursue and capture them in the coming quarters.

Rosemarie Morbelli	Okay. Thank you very much.

Operator	Steve Schwartz with First Analysis.

Steve Schwartz	Thanks for taking a follow-up. With respect to Paper PCC, can you just share with us what the volumes look like excluding weather? Maybe you could give us a bridge that would include the mill closures, the new mills and satellites, and FulFill netted out?

Doug Dietrich	Wow. See if I can get all of those pieces in there. Let me dimension it a little bit. I would say half — about half of the volume decline in North America sequentially was due to the weather. Let me say, a little less than that, probably 30% was due to the weather.

70% of it was largely due to, like I said, the paper grade realignments from the Courtland Mill. That was the largest piece of the volume decline in North America. We have seen offsetting — and that’s just — right there, that’s sequential. That one isolated event, Steve, that happened this quarter.

And we think we’re going to — as we move through those alignments, we’re going to — as we move through the inventory build at Courtland, as we move through those alignments in the second quarter, those volumes will return.

We are seeing about — I’m getting this from — this is FulFill? We have about 9000 tons of additional volume from the FulFill year over year. That will help you there. That’s probably about 1% growth over last year.

And then we also have, on a quarterly basis — and we have about 27,000 tons that have come online through builds in India. Okay? We put a new satellite facility in early last year, and that ramped up over — for the second, third quarter, and we have another 20,000 tons.

To give you it all, the Courtland Mill was the majority of it, North America. We had a Docelles mill go down, which was about 25,000 tons in France. And that was offset by FulFill increases of 9000 tons and also the ramp-up of our satellites in India of about 25,000/26,000 tons.

Steve Schwartz	So it sounds like if you net Courtland, Docelles, against FulFill in India, volume was down a little bit?

Doug Dietrich	Let’s see, Courtland, Docelles. Yes, for the quarter, but largely due — so net even. But if you look at the paper grade realignments in North America, that should come back.

Steve Schwartz	Oh, right. Yes. No, you’ve talked about that. Going to other mills that you already serve.

Doug Dietrich	Yes. So Docelles offset by India build, FulFill is an incremental add, and then the temporary decline in the first quarter should come back in the second.

Steve Schwartz	And then you mentioned, though, with respect to AMCOL, you’ve secured financing. I’m sorry if I missed this, but did you talk about what the blended rate or the interest rate on that debt is, and what you expect interest expense to be?

Doug Dietrich	I didn’t comment on it, although I can tell you. We did finalize the syndication of the term B loan, and also the revolver. The term B loan interest will be 4% for the $1.56 billion term loan. We’ll use that 4% to retire the AMCOL debt legacy debt and also the Minerals Technologies legacy debt. But, in addition to the interest expense, don’t forget there’s some amortized financing costs that we’ll also have over the life of the loan.

Steve Schwartz	Okay. And the revolver is at what rate? That’s low, right? 2.5%, 3%?

Doug Dietrich	No, our revolver — $200 million revolver priced at L+175. So the term — let me give you — the term loan B was L+325. It has a 75 basis point floor, so it’s going to be 4% until you see a LIBOR rate go above 75 basis points, variable rate. And the revolver we have is L+175.

Steve Schwartz	At this point, Doug, do you want to suggest, perhaps, an interest expense that we can use in modeling?

Doug Dietrich	Yes. I’ll give you one. The net interest expense — so after you retire the legacy AMCOL and MTI debt, with the incremental term loan B debt, and the amortization, you’re probably at $13 million per quarter. $13 million, $13.5 million per quarter.

Steve Schwartz	Okay.

Doug Dietrich	That’s incremental additional interest and amortization.

Steve Schwartz	Okay. And Joe, if I could, this will be my last one, guys, I promise. Joe, if I could lead you down a path I’m sure you going to take eventually. If you could tell us a little bit about Jon Hastings? He’s going to be handling the integration. I’m sure at some point you’ll have him on one of our conference calls.

Joe Muscari	He’s on right now. If you have any questions for Jon, I’m sure he’d be happy to take them. (laughter) Jon has been with the Company for 2.5, you could say going on 3 years.

And Jon has been heading up the Corporate Development Group so he was at point for the acquisition of AMCOL, and he is moving into the role. He’s keeping his Corporate Development role, but he will be the full-time integration head. And Jon’s the one that is working with the various teams at MTI and AMCOL to map out the plan, set up the execution schedules in terms of timing and resources, and those kinds of things.

Jon has a varied background. He’s run businesses, he’s worked in staff functions, as he was here. He has a good depth of knowledge of how to run a business and what’s involved in integrating a company.

Steve Schwartz	Fantastic. Thanks again for the color.

Operator	Daniel Moore, CJS Securities.

Daniel Moore	Thank you again. Doug, just a quick follow-up. 4%, is that a little bit lower than the rate that was implied when you gave the initial look at accretion of the deal? I thought we were looking at something closer to 5% initially.

Doug Dietrich	No, it’s around where we expected it to come in. I think when you add the amortization in there, the total cost is going to look something like that 5%. But on an interest rate basis, I think it’s around — we’d hoped for it to be a bit lower than that, but it’s in the range of where we have modeled. And it doesn’t affect our viewpoint in terms of the 39% accretion to achieve year one after close.

Daniel Moore	Very good. And since you’re being so generous, I figured I’d try. Any stab at what D&A look like on a pro forma basis?

Doug Dietrich	To complete your model — (laughter) Actually, I’m going to dodge to this one, Dan, because we’ve given some indications in the past that we thought this would be upwards around $20 million. But as we go through post close, there’s going to be a lot of changes as we go.

We have to do the valuation work. It’s going to take some time. There’s going to be both asset step-ups and inventory step-ups to the balance sheet. That’s going to make some changes in incremental depreciation.

I can give you that number I just said, but I’d use that very preliminarily until we can get through the valuation and figure out how the balance sheet — plus, all the intangibles that are going to change. It’s going to be around that area, I think, in terms of incremental, from a pro forma basis for the combined companies. I’ll give you more detail once we get through the process, and that’s why I indicated, the next call I can probably give you more clarity there.

Daniel Moore	That helps. Appreciate it.

Operator	I’m not showing any further questions at this time. I’d like to turn the call back over to Rick Honey for closing remarks.

Rick Honey	Think you for your interest in Minerals Technologies, and everyone have a great day. That concludes the call.

Joe Muscari	Thank you.

Operator	Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone, have a good day.

This transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of AMCOL’s common stock. MTI has filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described herein, and AMCOL has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding such tender offer. AMCOL’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety, as they may be amended from time to time, because they contain important information about such tender offer that AMCOL’s stockholders should consider prior to making any decisions with respect to such tender offer. Stockholders of AMCOL may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to the Information Agent at (888) 750-5834.